

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2013

<u>Via E-Mail</u>
Mr. John F. O'Shea
Chief Executive Officer
Indo Global Exchange(s) Pte., Ltd.
Raya Satelit Indah JT 1-2
Surabaya, Indonesia

> **Re:** **Indo Global Exchange(s) Pte., Ltd.**
> **Form 10-K for the Fiscal Year Ended July 31, 2012**
> **Filed November 16, 2012**
> **File No. 000-53438**

Dear Mr. O'Shea:

We issued comments on the above captioned filing on June 20, 2013. On July 19, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining